
06018951

Av Industrial 675
Lima 1 Perú

T 511 336 7070
F 511 336 8331

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**
Submission of: Other information

SUPPL

Lima, November 30th, 2006

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of October 31st , had a participation higher than 0.5% of the shares with right to vote.

This information was sent on November 10th, as we haven't received any confirmation of the delivery we will send this again.

Faithfully yours


Ferreyros
AUGUSTA PONCE ZIMMERMANN
Departamento de Valores
JEFE

www.ferreyros.com.pe

RELACION DE ACCIONISTAS

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCEN
1	R	20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.	25,719,887	1.1000	9.955
2	R	20170124449	NV - FONDO 2	25,348,406	1.1000	9.811
3	R	20143980821	HO-FONDO 2	22,610,155	1.1000	8.751
4	R	20157036794	IN - FONDO 2	21,197,468	1.1000	8.204
5	*	038013580	HORSESHOE BAY LIMITED	16,700,420	1.1000	6.464
6	R	20142829551	PR - FONDO 2	16,201,429	1.1000	6.270
7	E	08191212	MONTERO ARAMBURU EDUARDO	12,710,999	1.1000	4.919
8	*	027012415	HYBISCUS CAPITAL LTD.	7,867,697	1.1000	3.045
9	R	20100228352	CORPORACION CERVESUR S.A.A.	7,775,007	1.1000	3.009
10	R	20137909813	ÑORTENSIA S.A.	7,742,005	1.1000	2.996
11	R	20510398158	RI - FONDO 3	6,210,864	1.1000	2.403
12	R	20510398158	RI - FONDO 2	6,191,806	1.1000	2.396
13	*	021015391	DUCKTOWN HOLDINGS S.A.	5,915,591	1.1000	2.289
14	R	20215376916	BUSLETT S.A.	5,573,721	1.1000	2.157
15	R	20142829551	PR - FONDO 3	5,132,020	1.1000	1.986
16	R	20171049262	INVERSIONES VARESLI S.A.	3,872,778	1.1000	1.498
17	R	20100136741	MINSUR S.A.	3,854,709	1.1000	1.491
18	*	021009695	ATLANTIC SECURITY BANK	3,821,926	1.1000	1.479
19	R	20170124449	NV - FONDO 3	3,222,541	1.1000	1.247
20	R	20157036794	IN - FONDO 3	3,210,076	1.1000	1.242
21	R	20136975669	INTERNATIONAL MACHINERY CO. S.A.	2,799,049	1.1000	1.083
22	R	20111691631	GONDOMAR S.A.	2,502,358	1.1000	0.968
23	R	20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	2,358,320	1.1000	0.912
24	R	20468451451	TRANSACCIONES FINANCIERAS	2,109,545	1.1000	0.816
25	E	08243243	ARAMBURU DE MONTERO BLANCA	1,905,392	1.1000	0.737
26	R	20170124449	NV-FONDO 1	1,816,063	1.1000	0.702
27	R	20100047218	BANCO DE CREDITO DEL PERU	1,651,228	1.1000	0.639
28	E	07277264	ESPINOSA BEDOYA OSCAR	1,383,717	1.1000	0.535
29	R	20121047072	FUNDACION MANUEL J. BUSTAMANTE	1,371,110	1.1000	0.530
30	E	07270871	ALVAREZ CALDERON DE FERREYROS CARMEN	1,358,818	1.1000	0.525
31	R	20142829551	PR - FONDO 1	1,312,135	1.1000	0.507

GUIA AEREA
(No negociable)



1 Número de cuenta y seguro del envío

Cobrar al ☐ Remitente ☐ Destinatario ☐ Tercero

☐ Efectivo
☐ Cheque
☐ Tarjeta de Crédito

No. de cuenta de quien paga

Seguro del Envio ver al Reverso

☐ Sí, valor asegurado (en moneda local)

No todas las formas de pago están disponibles en todos los países.

2 Enviado por (remitente)

No. de cuenta

Nombre del remitente



13 NOV 2006

Referencia del remitente (en la factura apareceran los 12 primeros caracteres)

Nombre de la compañia

Dirección

Código postal

Teléfono/Fax/Correo electrónico (requerido)

3 Para (Destinatario)

Nombre de la Compañía

Dirección de entrega

Código postal

País

Persona a contactar

Teléfono/Fax/Correo electrónico (requerido)

4 Detalles del envío

No. de piezas	Peso total	Dimensiones			
		Piezas	Largo	Ancho	Alto
	0.5 kg	@	x	x	
		@	x	x	
		@	x	x	
		@	x	x	

5 Detalles del envío

Descripción del contenido y cantidad

6 Sólo envíos por aduana (WPX)

Adjuntar el original y tres copias de la factura proforma o Comercial

Número de Licencia de Exportacion (si aplica)	No. IVA/GST del Remitente
Valor declarado indicar moneda	Código aduanero concertado para el producto si se aplica

TIPO DE EXPORTACIÓN ☐ PERMANENTE ☐ REPARACIÓN/DEVOLUCIÓN ☐ TEMPORAL

Impuestos/derechos de destino (Si se deja en blanco, el destinatario los paga).

☐ Destinatario ☐ Remitente ☐ Otro
Especifique el No. de cuenta aprobado del destinatario

7 Autorización y firma del remitente

Yo/nosotros convengo/convenimos en que a este envío se aplican los términos estándar de DHL y limitan la responsabilidad de DHL. También se puede aplicar el Convenio de Varsovia (ver al reverso). También entiendo/entendemos que este envío no contiene dinero en efectivo o artículos peligrosos (ver al reverso).

Firma

Fecha / /

8 Productos | Servicios

DHL Worldwide Express

☐ Sujeto a Derechos ☐ No Sujeto a Derechos
☐ Express Envelope (<200g)

Deutsche Post Global Mail

☐ Priority
☐ Standard
☐ Other

Otros productos

☐ WORLDMAIL ☐ Doméstico
☐ Otros

Opciones de servicio, se puede aplicar cargos adicionales

☐ Entrega el sábado ☐ Recogida especial
☐ Notificación de entrega

Otros
No todas las opciones de pago y servicio están disponibles en todos los países.

PESO FACTURABLE / VOLUMETRICO

kg

CARGOS servicios

Otros

Seguro

VAT

CODIGO DE MONEDA

TOTAL

No. DE ETIQUETA TRANSPORTE POR COBRAR

DETALLES DE PAGO (Cheque, Tarjeta No.)

No.:

Tipo Vencimiento

RECOGIDO POR

Ruta No.

Hora Fecha

Copia Del Remitente

Buen día



Contactos

Rastree su Envio

Nro. de Guia Aerea

Rastrear

Opciones de rastreo

Idioma ES

- Acceso Rápido Online
- Web Shipping
- Rastreo de Envío (Tracking)
- Logistics eServices (Servicios de logística online)
- Pedido de Suministros
- Servicio a Areas Remotas



Deutsche Post World Net
MAIL EXPRESS LOGISTICS FINANCE

Estos son los resultados de su consulta

Las horas indicadas son locales del área de servicio en donde se registra el control del envío.

Número de la Guía Aérea	Área de Origen del Servicio	Área de Destino del Servicio	Estado
6624279314	Lima - Peru	Washington - Ronald Reagan National, DC - USA	Agendado para entrega desd Noviembre 13, 2006 07:50

6624279314 - Informe Detallado

Fecha	Hora	Área de Localización del Servicio	Detalles del Control
Noviembre 10, 2006	22:31	Lima - Peru	Envío retirado
Noviembre 11, 2006	03:07	Lima - Peru	Salido de la oficina de DHL en Lima
Noviembre 11, 2006	17:07	Miami Gateway, FL - USA	Llegada a las oficinas de DHL en M - USA
Noviembre 11, 2006	23:20	Miami Gateway, FL - USA	Salido de la oficina de DHL en Miar USA
Noviembre 12, 2006	07:59	Wilmington - Clinton Field, OH - USA	Llegada a las oficinas de DHL en W Clinton Field - USA
Noviembre 13, 2006	07:50	Washington - Ronald Reagan National, DC - USA	Agendado para entrega

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